Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc.	2. Issuer Name and Ticker or Trading Symbol Sirius Satellite Radio Inc. (SIRI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 745 Seventh Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	4. Statement for Month/Day/Year 03/19/2003
(Street) New York, New York 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01	03/19/2003		S		500,000	D	$0.4587
Common Stock, par value $0.01	03/19/2003		S		500,000	D	$0.4610
Common Stock, par value $0.01	03/19/2003		S		250,000	D	$0.4649
Common Stock, par value $0.01	03/19/2003		S		500,000	D	$0.4661
Common Stock, par value $0.01	03/19/2003		S		500,000	D	$0.4710
Common Stock, par value $0.01	03/19/2003		S		300,000	D	$0.4722
Common Stock, par value $0.01	03/19/2003		S		450,000	D	$0.4736
Common Stock, par value $0.01	03/19/2003		S		250,000	D	$0.4738
Common Stock, par value $0.01	03/19/2003		S		750,000	D	$0.4752
Common Stock, par value $0.01	03/19/2003		S		225,000	D	$0.4759
Common Stock, par value $0.01	03/19/2003		S		625,000	D	$0.5019
Common Stock, par value $0.01	03/19/2003		S		150,000	D	$0.5100
Common Stock, par value $0.01	03/19/2003		S		750,000	D	$0.5236
Common Stock, par value $0.01	03/19/2003		S		250,000	D	$0.5239
Common Stock, par value $0.01	03/19/2003		S		250,000	D	$0.5308
Common Stock, par value $0.01	03/19/2003		S		500,000	D	$0.5318
Common Stock, par value $0.01	03/19/2003		S		250,000	D	$0.5320	89,171,823	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This form is a joint filing with Lehman Brothers Inc.,a broker-dealer registered under Section 15 of the Securities Exchange Act and a wholly-owned subsidiary of the Reporting Person, which directly owns the securities reported herein.

JOINT FILER INFORMATION

Title of Security: Common Stock, par value $0.01

Issuer & Ticker Symbol: Sirius Satellite Radio Inc. (SIRI)

Designated Filer: Lehman Brothers Holdings Inc.

Other Joint Filer(s):

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Date of Event Requiring Statement:

March 19, 2003

Signature on behalf
of Other Joint Filer:

/s/ Oliver Budde
Oliver Budde
Vice President

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Oliver Budde **Signature of Reporting Person	03/20/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2